WORKLAND & WITHERSPOON, PLLC

ATTORNEYS AT LAW

Peter A. Witherspoon

714 Washington Mutual Financial Center

Of Counsel:

Gary D. Brajcich

601 West Main Avenue

James J. Workland

Gregory B. Lipsker

Spokane, Washington   99201-0677

Gary C. Randall†

Eric J. Sachtjen*

Telephone: (509) 455-9077

James  A. McPhee†

Facsimile: (509) 624-6441

Lawrence W. Garvin

Steven Wee

†Also Admitted in Idaho

Michael a. agostinelli

*Also Admitted in Alaska

May 24, 2007

Attention:  Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:

Gold Crest Mines, Inc.

Registration Statement on Form 10SB

Filed January 8, 2007

File No. 000-52392

Dear Ms. Parker:

We have reviewed the Staff Comments concerning the Form 10-SB filing by Gold Crest Mines, Inc., and we offer the following responses.  For the sake of clarity, each of your comments are set forth below and the Company’s response follows.  I have keyed the page numbers to the courtesy copy of the filing we are sending to you by courier.

1.

Comment

Please update your financial statements and related disclosure as required by Item 310(g) of Regulation S-B.

The financial statements and related disclosure as required by Item 310(g) of Regulation SB has been updated and is included in the registration statement.

2.

Comment

We note your response to prior comment 1.  Please explain further Messrs. Dunne and O’Brien’s bona fide intent to execute your business plan considering their past experiences with “blank Check” or “blind pool.”  It appears Mr. Dail may be the only one with such bona fide intent.  We may have further comment.

Furthermore, in light of your current assets, tell us whether you have concrete plans to obtain funds needed for the 2007 exploration work totaling over $940,000, and if so, describe these plans.  In addition, please file the contracts relating to this work as exhibits.

Anne Nguyen Parker

Securities and Exchange Commission

May 24, 2007

Response

With regard to management’s bona fide intention to execute its business plan in the mineral exploration industry please be advised of the following changes since the last filing of the registration statement. (1) the Company has completed private placements pursuant to Regulations D and S  with a use of proceeds specific to the exploration work to be accomplished on the Company’s mineral properties, (2) the Company hired Thomas H. Parker, a mining industry executive with over 40 years of senior management experience as the President and a director of the Company . Read in conjunction with Mr. Dail’s  and Mr. Cooper’s background (former Chief Executive Officer and President of Kennecott Mining) as well as the Company’s intended and comprehensive mineral exploration program in place for the upcoming mineral exploration season we believe that the Staff should have a great deal of comfort that the Company has no intention of being used as a blind pool. Finally, it should be noted that the board of directors is composed of eight individuals, six of whom have senior management experience and are actively involved in mineral exploration industry.  Messrs. Dunne and O’Brien do not control the management or the Board of Directors of the Company.  This Gold Crest Mines, Inc. is a bona fide mineral exploration company.

With respect to the contracts which you requested to have filed as exhibits, while relevant to the issue of whether the company intends to be actively engaged in the business of mineral exploration we do not believe that these are material contracts which would require filing as exhibits to the registration statement. These are primarily service contracts entered into in the ordinary course of mineral exploration business and do not rise to the level of materiality that requires incorporation into the registration statement as exhibits.

3.

Comment

We note your response to prior comment 4.  However, it appears you have not provided all of the disclosure required by newly-adopted Item 407(a) of Regulation S-B relating to director independence.  For instance, please describe by specific category or type of any transactions, relationships or arrangements not disclosed under paragraph (a) of Item 404 that were considered when determining whether each director and nominee for director is independent.  Please see Section V. of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

We have added disclosure regarding specific categories or type of any transaction, relationship or arrangement which was considered in determining whether each director is independent.

A hard copy of this letter together with a clean and a red-lined copy of the amended registration statement are being sent to you by courier and the representations from the company acknowledging that

Anne Nguyen Parker

Securities and Exchange Commission

May 24, 2007

*

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking anyaction with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, we have adequately addressed each of your comments.  Please do not hesitate to contact me if you have any further questions.

Very truly yours,

/s/ Gregory B. Lipsker

Gregory B. Lipsker